P.E. 12/30/06


AR/S


07051509

1- 7284

Bringing the Best Together


BALDOR
BALDOR • DODGE • RELIANCE


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2007
WASH, D.C. 190 SECTION

Annual Report 2006

V = Value
Q = Quality
S = Service
C = Cost
T = Time
p = perceived

$$V_p = \frac{Q_p \times S_p}{C \times T}$$

The Baldor Value Formula illustrates the importance of Quality, Service, Cost and Time in shaping our customers' perception of Value.

Mission Statement

To be the best (as determined by our customers) marketers, designers and manufacturers of industrial electric motors, power transmission products, drives and generators.

A 300 Year Heritage



Wooden split pulleys were first produced by Dodge in the late 1800s.

In 1878, 42 years before Edwin Ballman and Emil Doerr started a new motor company in St. Louis, that would become Baldor Electric Company, Wallace Dodge was constructing his revolutionary Wood Split Pulley with an interchangeable bushing system. The Dodge Manufacturing Company of Mishawaka, Indiana, was soon producing babbitted bearings, a split-friction clutch, shaft couplings, collars and cast iron gears.

Just over two decades later, in 1904, Reliance Electric Company emerged when Cleveland industrialist Peter Hitchcock and inventor John Lincoln opened a shop for electrical experimentation and development.



Reliance Electric shipped its first industrial electric motor in 1905.

Baldor Electric was founded in 1920 by Ballman, a young engineer and prolific inventor, and Doerr, a talented machinist. The combined name (Ball-Doerr) became Baldor. Our products were designed then (and now) to use a minimum amount of energy and to be the highest quality products available.

Now, these three great companies will work together to forge the next chapter of manufacturing history.



Early beginnings of Baldor in St. Louis, MO, circa 1920

Table of Contents

About the Cover:

Our 2006 Annual Report features a new logo that represents bringing together three excellent companies and thousands of products. This logo also represents over 300 years in business, 8,000 plus employees, 28 manufacturing facilities and a continuing commitment to quality. This annual report celebrates a rich heritage, an excellent year and an exciting future as a new Baldor.

Shareholders, Employees, Customers and Friends

2006 was a year of records at Baldor! Sales for the year ended at $811,280,000, up 12% over 2005, a record. Net earnings increased 12% to $48,118,000, a record. Diluted earnings per common share increased 14% to $1.46, a record. We also contributed a record $9,969,261 to our employee profit sharing fund. 2006 was the 50th year the Company has shared profits with its employees. Many of our products sold at record levels. We're particularly pleased with our Super-E* high efficiency motor sales that were up 39%.

In July, Rockwell Automation announced they would sell their Power Systems Division consisting of Dodge®, mechanical power transmission products and Reliance™, industrial electric motors. Having long admired Dodge and Reliance, we had an immediate interest. For the next three months, we worked to develop a strategy that would enable us to acquire this great company for a total of $1.8 billion. The sale was completed on January 31, 2007. We acquired a company slightly larger than we were and more profitable than we were.

Having been in business for over 125 years, Dodge is the premier power transmission business in the United States. Dodge's primary products are mounted bearings, enclosed gearing, couplings and pulleys. There are many opportunities to expand the sale of Dodge products. We'll be working to expand the product line and expand distribution of the products in international markets.

Reliance Electric, in business for over 100 years, has its highest market share and customer preference in motors above 50 horsepower. This is opposite of Baldor where we are most known for motors below 50 horsepower. The two companies fit together well and will be fully integrated over the next three years. This integration will result in a broader product line produced with greater efficiency. We expect the integration to provide many benefits to our customers, shareholders, and opportunities for the Baldor/ Dodge/Reliance employees.

Looking forward, we are now a larger company in many ways. We now have 8,300 employees in 28 plants located




BALDOR
POWERCHIEF PC60H 6000W

in five countries, which is up from 14 plants and 3,950 employees. We have 9,500 customers in 80 countries, up from 8,000. We now have a larger shareholder base with approximately 45.5 million shares outstanding, up from 32 million before the acquisition. This larger shareholder base is generating greater analyst interest in our stock. We now have $1.56 billion in debt, up from $97 million before the acquisition. Annual sales have more than doubled.

While we are now a larger company, we continue to have the same values we've developed over our 87 year history. We value the contribution of each employee and recognize management's responsibility to enable our employees to reach their fullest potential. We understand our customers rely on us to provide the best products in the marketplace at competitive prices and in a timely manner. We know our shareholders have invested in Baldor looking for a good return on their investment. We know we have an obligation to respect the environment and be a good citizen in the communities in which we operate. We will continue to work daily to achieve these values.

As we write this in February 2007, we are busy bringing the best together - Baldor/Dodge/Reliance. We are beginning to pay down our debt and plan to do so aggressively in the next several years. This great opportunity has energized us all. We expect a fun and successful 2007 and are looking forward to *building a better Baldor!*

Thank you for your confidence in Baldor Electric Company. We recognize we must earn it and are determined to do so.

Best regards,



John McFarland
Chairman and CEO



Ronald Tucker
President, COO, CFO and Secretary

BALDOR
BALDOR • DODGE • RELIANCE

A Perfect Fit

Why were the companies a perfect fit? Both produce high quality, premium products with impeccable reputations. They share high preference positions in the customers' minds. Baldor is the leader in small motors and Reliance in larger motors, creating a complementary product mix. There is a natural link between Dodge power transmission products and motors. A perfect fit! A perfect opportunity!



BALDOR
BALDOR • DODGE • RELIANCE

The biggest opportunity of 2006 came when Rockwell Automation announced the sale of its Power Systems Group. The Power Systems Group consists of Dodge and Reliance Electric, both industry leaders with exceptional reputations for producing high-quality, best-value products like Baldor.

On November 7, 2006, Baldor announced the signing of a definitive agreement to acquire 100% of Dodge and Reliance Electric from Rockwell Automation for $1.8 billion. According to John McFarland, Baldor Chairman and CEO, "The ability to purchase Dodge and Reliance Electric is a unique opportunity, because they are so closely aligned with our own culture and philosophies."

Baldor and Reliance are both positioned as the "high value" providers in the industrial electric motor industry. In doing so, our efforts are focused on providing customers superior product performance, excellent customer service, the quickest availability and a competitive cost.



Baldor now operates 28 world-class manufacturing plants throughout the United States, Canada, Mexico and China.

An End-to-End Solution



Power



BALDOR
Drives
Motors

The chart above explains how each of the products from Baldor, Reliance and Dodge are applied in the process of turning electrical energy into mechanical energy, complementing each other throughout the process.



Baldor, Dodge and Reliance believe that long-term success comes from good customer relationships and providing more value than our competitors. As a result, the companies have a combined history of success of almost 300 years.

While Baldor has not participated in the power transmission products business in the past, the addition of Dodge allows for many cross-selling opportunities. Dodge is recognized as the premier power transmission products supplier in North America, with products known for their quality and durability. In addition, Dodge also brings higher margins than the traditional industrial motor business.




Power Transmission Products

RELIANCE



Driven Equipment

Super-E Motors®



Baldor offers the broadest line of premium efficient motors, setting the standard for energy efficiency in our industry.

Gear Motors



Sub-fractional to integral horsepower gear motors provide customers the right product for their applications.

Reliance and Dodge

When Reliance and Dodge were made available for acquisition, we immediately knew that it was a unique opportunity to buy a high quality company with good products, profits and people. As a matter of fact, it was the only opportunity in our industry that really fit Baldor. Reliance Electric was a natural fit because of our experience as worthy competitors in the motor industry. They also provided opportunities in markets where Baldor was not as strong.

Dodge power transmission products, while complementary to our existing product line, allow Baldor entry to an entirely new product category as the North American market leader.

Dodge – A New Dimension for Baldor

Dodge is the leading manufacturer and supplier of mechanical power transmission products in North America. Dodge products are grouped into three categories: engineered mounted bearings, enclosed gearing and power transmission components. These products are commonly referred to as "PT" components.

Serving industry for over 125 years, Dodge has developed industry-specific products and expertise for numerous applications in the mining, forest products, petrochemical, pulp & paper and other process industries.

Combining Strengths

The addition of Reliance's large industrial electric motors and Dodge power transmission products complement Baldor's strong position in the small and medium-sized industrial electric motors market. Drives, motors and power transmission products are used together in many applications. These products will now provide numerous cross-selling opportunities with many current and potential customers.

Dodge Products

Mounted Bearings



Enclosed Gearing



Power Transmission Components



Dodge offers a complete line of power transmission products serving a wide variety of industrial applications.



Reliance currently produces motors to 15,000 horsepower used in applications such as mining, petrochemical and pulp & paper.

Diversity Provides Stability

The result of the combined companies and products is a more diversified customer base and additional end-market opportunities, serving more than 160 different markets through distribution and original equipment manufacturers in more than 80 countries. The new customer base will exceed 9,500. We believe the broader industry and customer base will help cushion future cyclical impacts of the economy.

Combined, Baldor, Dodge and Reliance sell more than $275 million in products outside of the United States and provide opportunities to better serve the $18 billion global electric motor market.

Mounted Bearings



Dodge offers a variety of mounted bearings including ball, roller and sleeve types to satisfy any application requirement.

Gear Reducers



Dodge gear reducers are available in right angle and parallel shaft configurations, providing the right solution to customers' problems.

Benefits of the Acquisition

The addition of Dodge and Reliance Electric will add approximately $1 billion in total annual sales to Baldor's current $811 million. The combined Baldor and Reliance motor businesses will make Baldor the largest industrial electric motor manufacturer in North America and second largest in the world.

Lean Manufacturing and Flexibility

Both companies operate highly efficient and effective manufacturing processes. Baldor's is known as Flex Flow, while the Dodge and Reliance process is called Power Lean. Significant benefits and synergies will be seen by combining these processes, including reduced cycle times, delivery reliability, improved product quality and increased productivity.

Better Materials Management

While both companies source the world for raw materials, the combined purchasing power of Baldor, Dodge and Reliance should provide additional savings, as the volumes purchased from many suppliers will increase substantially in the future.

In addition, Dodge and Reliance products will benefit from Baldor's existing vertical integration of key components, such as steel stampings and aluminum die cast parts.

A Stronger International Presence

One exciting opportunity for growth resulting from the acquisition is a stronger presence outside of North America. At present, each company's international sales accounts for approximately 15% of their total. When combined, this represents approximately $275 million in annual sales. Combining international sales efforts throughout Europe, Asia and Latin America will provide a stronger presence for growth.

In addition, Dodge and Reliance operate a manufacturing facility in China, providing an immediate foothold in Asian markets. This facility will provide the basis for manufacturing industrial electric motors to sell into China and other Asian markets.



North American Marke
$3.5 billion


Baldor/Reliance
Post-Acquisition
25%
Other
75%

Goulden Report



ntinued investments in plant equipment, :h as this automated endplate ıchining center, keeps Baldor globally npetitive.


Global Market
$17.9 billion
Baldor/Reliance
Post-Acquisition
8%
Other
92%

The acquisition of Dodge/Reliance makes Baldor a stronger supplier domestically and globally.

Having an existing facility and people already in place reduces many of the inherent risks associated with a start-up operation in China.

A Stronger Management Team

As the companies are combined, a stronger management team will result. At present, Baldor's team is experienced and aggressive with an average tenure of 22 years with the Company. In addition, each person on the management team is a vested shareholder of the Company. Management owns a significant amount of the outstanding Baldor stock through the Company's profit sharing plan, 401K contributions, stock options and individual investments.

The Reliance and Dodge management group brings a similar level of experience to the Company. Average tenure of management is 20 years. Their experience will mesh well with Baldor's management to quicken the transition.

Torque-Arm™ Reducer



The patented Dodge Torque-Arm™ shaft mounted gear reducers provide customers versatility, cost savings and long life.

Large AC Motors



Reliance leads the industry in quality, performance and value for motors above 1,000 horsepower.

A Stronger Supplier to Customers

It is any manufacturer's goal to be the single source supplier to their customers, but it is very difficult to accomplish this in a competitive marketplace. Bringing these three great companies together will increase our presence and position with our customers. Now we can offer a broader product range and better meet the needs of more customers.

Broader Product Line and Improved Customer Service

The addition of Reliance Electric increases the range of motors currently offered from 1,500 horsepower to more than 15,000 horsepower. Baldor's market strength and reputation in motors has been for products typically below 50 horsepower, although larger motors have been one of our fastest growing segments for several years. Reliance's strength has been in the higher horsepower motors, particularly selling into the process industries. While some overlap occurs, combining the offering of Baldor and Reliance gives customers the broadest range of industrial electric motors from one source.

Additionally, we have proven that having inventory and information close to the customer is a key strategic benefit that makes us easy to do business with. The addition of the Reliance and Dodge products will provide Baldor the ability to deliver "one-stop" solutions to distributors and OEM customers.

Excellent Reputations and Customer Preference

The opportunity to merge companies together that have excellent reputations in the market and strong customer preference for the products they manufacture doesn't occur often. We now have that opportunity and intend to build upon it!

Over the years, Baldor has worked hard to establish a reputation with our customers as being fair, consistent with our policies, easy to do business with and producers of quality products. Independent preference studies indicate customers prefer Baldor, Dodge and Reliance products.


Chemical Processing
38% Baldor Electric
37% Reliance Electric
30% General Electric
Audience: General plant/facility Mgmt., Maintenance, Maintenance Mgmt., Building/Facility Engineers
Question: Please list the names of the top 4 electric motor companies.


Motion System Design
24% Baldor Electric
15% Reliance Electric
6% Leeson Electric
Audience: Management Executives, Product and Equipment Engineers, Plant and Mfg. Engineers
Question: Please list the top 3 integral horsepower motor manufacturers.

Baldor and Reliance have always shared the "most preferred" positions for motors in the industries served, as indicated by these independent preference surveys.

We believe that combining the top two brands in motors will provide us a stronger position and reputation across all industries served.

Additionally, Dodge is the leading power transmission products provider in North America with an excellent reputation for quality, service and innovation. Considered the premier product line, Dodge has a very loyal following with customers.


control design
37%
Baldor
Electric
17%
Reliance
Electric
9%
GE/
Regal
Beloit
Audience: Plant/Process/Control/System Engineers
Question: Control Design's "2002 Readers' Choice Award" for best motor company.


CONTROL ENGINEERING
19%
Baldor
Electric
18%
Reliance
Electric
16%
General
Electric
Audience: Process control and maintenance engineers in the process industries
Question: Which one (of the four top 4 electric motor companies) do you prefer?

Washdown Motors & Drives



Baldor sets the standard for washdown duty motors and drives supplied to the food processing and pharmaceutical industries.

Severe Duty Motors



Reliance motors are well-suited for the most severe duty applications in chemical and petrochemical applications.

A New Product Mix

With the addition of Dodge and Reliance, our product mix will be expanded and enhanced.

Industrial Electric Motors

Baldor currently offers the broadest industrial electric motor line available. Motors range from 1/50 to 1,500 horsepower. Our core strength is motors in the small to medium sizes, where our market share and our margins are highest. Conversely, Reliance's market share and margins are highest in the larger horsepower range from 60 to 15,000 horsepower. We believe that the product lines complement each other nicely, offering more solutions to our customers.

Premium efficient motors will continue to be a key strength of both Baldor and Reliance.

Adjustable Speed Drives

Drives enhance the performance of motors. They adjust the speed and torque of an industrial motor, providing improved performance and in some cases, improve the efficiency of the driven equipment. Baldor produces a full line of industrial drives to 1,500 horsepower for use on Baldor and Reliance motors.

Dodge Power Transmission Products

Dodge products bring a new but complementary product line into the Baldor family. Dodge bearings, enclosed gearing and other power transmission products are the best in the industry and have set the quality standard for decades.

Motion Control Products

As automation continues to be a significant method for achieving productivity gains and process improvements, our motion control products continue to be an opportunity for growth. Baldor offers a complete line of amplifiers, motion controllers, rotary and linear servo motors. Our MINT® programming software offers customers an easy way to achieve motion control and automation solutions. Our new MotiFlex® Ethernet motion controller is proving to be the perfect solution for numerous industrial applications.



State of the art design and testing facilities assure the right product for the application...the first time and every time.

Pre-Acquisition


Generators
5%
Motion
Control/Drives
14%
Indust
Moto
81%

Generators

Baldor's generators range from 1.3 to 2,000 kilowatts. They are used in applications such as peak and load sharing, emergency standby power, prime power, mobile power and lighting. Generators are sold into numerous markets including rental and construction, telecommunications, military, municipal and commercial real estate. The generator business continues to offer growth opportunities as the need for stable electricity remains critical to the infrastructure and growth of the global economy.



Generators


TS400
BALDOR
GENERATORS

Industrial applications for generators continues to be a growth opportunity.

Post-Acquisition


Mechanical Power Transmission 28%
Motion Control/Drives 7%
Generators 2%
Industrial Motors 64%

The addition of Dodge/Reliance allows participation in much broader market opportunities.

Motion Control


BALDOR
H

As industrial automation continues to be a key to remain globally competitive, our motion control products are in demand.

Bringing the Best Together... to Build a Better Baldor

"Bringing the Best Together" will mean a better Baldor for our employees, customers and shareholders.

Our Employees

Our workforce will more than double from approximately 4,000 to over 8,000. New opportunities to learn, improve quality and gain more knowledge and experience will increase the skills of each employee.

More opportunities to better serve our customers will provide steady and stable work.

Our Customers

Baldor will become one of the largest and primary suppliers to many customers who presently purchase products from both companies. Baldor's "easy to do business" culture, along with the expansion of the product lines, means we will be able to offer more solutions to more customers.

Both distributors and OEMs who understand value and total cost of ownership will benefit.

Our Shareholders

It is management's responsibility to assure the shareholders that "best practices" will provide meaningful synergies. We anticipate the realization of these synergies as we bring the Reliance operating margins in line with those of Baldor's for industrial electric motors, while maintaining and improving the operating margins of the Dodge power transmission products.

Building a Better Baldor

We expect the integration of Baldor, Dodge and Reliance to provide many benefits including a broader product offering to our customers, more opportunities for the professional growth of our employees and a continued good investment for shareholders.

Together, we will build a better Baldor.



Experienced employees with a commitment to excellence provide the foundation for quality products.



Baldor's H2 adjustable speed drives provide high performance with ease of use.



Automated winding equipment provides consistency in the manufacturing process.



We are committed to producing the highest quality industrial electric motors available.

Power Transmission Products



The addition of Dodge provides a full line of power transmission products including couplings, sheaves, sprockets, pulleys, belts and more.

Grinders & Buffers



Baldor continues to be the industry leader for industrial grinders and buffers, which are made in the USA.

Eleven-Year Summary of Financial Data

(In thousands, except percentages and per share data)

				Per Common Share Data							
	Net Sales	Cost of Goods Sold	Net Earnings	Diluted Net Earnings	Basic Net Earnings	Dividends	Percent Return On Average Equity	Shareholders' Equity	Total Assets	Long-Term Obligations	Debt to Total Capitalization
2006	$811,280	$597,227	$48,118	$1.46	$1.48	$0.67	15.9%	$304,829	$523,982	$ 97,025	24.1%
2005	721,569	531,415	43,021	1.28	1.30	0.62	14.8%	299,455	507,205	70,025	19.0%
2004	648,195	483,825	35,052	1.05	1.06	0.57	12.9%	283,615	501,560	104,025	26.8%
2003	561,391	409,294	24,779	0.74	0.75	0.53	9.2%	261,488	476,955	79,465	23.3%
2002	549,507	396,815	23,895	0.69	0.70	0.52	8.9%	274,598	472,761	105,285	27.7%
2001	557,459	401,471	22,385	0.65	0.66	0.52	8.6%	262,485	457,527	98,673	27.3%
2000	621,242	423,861	46,263	1.34	1.36	0.50	17.6%	260,845	464,978	99,832	27.7%
1999	585,551	399,833	43,723	1.19	1.21	0.45	16.5%	266,109	423,941	56,305	17.5%
1998	596,660	410,748	44,610	1.17	1.21	0.40	17.6%	264,292	411,926	57,015	17.7%
1997	564,756	389,711	40,365	1.09	1.13	0.36	18.2%	243,434	355,889	27,929	10.3%
1996	508,526	353,345	35,173	0.97	1.00	0.30	17.1%	200,325	325,486	45,027	18.4%



Net Sales
800
700
600
500
400
300
200
100
0
DOLLARS (IN MILLIONS)
96
97
98
99
00
01
02
03
04
05
06



Operating Margin
16
14
12
10
8
6
4
2
0
PERCENT
96
97
98
99
00
01
02
03
04
05
06



Earnings Per Share (Diluted)
1.40
1.20
1.00
.80
.60
.40
.20
0
DOLLARS
96
97
98
99
00
01
02
03
04
05
06



Dividends Per Share
.65
.60
.55
.50
.45
.40
.35
.30
.25
.20
.15
.10
.05
0
DOLLARS
95
96
97
98
99
00
01
02
03
04
05
06

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking Statements

This annual report, the documents incorporated by reference into this annual report, and other written reports and oral statements made time to time by Baldor and its representatives may contain statements that are forward-looking. The forward-looking statements (generally identified by words or phrases indicating a projection or future expectation such as "estimate," "believe," "will," "intend," "expect," "may," "could," "future," "susceptible," "unforeseen," "anticipate," "would," "subject to," "depend," "uncertainties," "predict," "can," "expectations," "if," "unpredictable," "unknown," "pending," "assumes," "continued," "ongoing," "assumption," or any grammatical forms of these words or other similar words) are based on our current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The factors that might cause such differences include, among others, the following:

- Our ability to integrate the Power Systems business we recently acquired from Rockwell Automation within the expected time frames and to achieve the revenue, cost savings, and earnings levels from the acquisition at or above the levels projected;
- Fluctuations in the costs of select raw materials;
- Changes in economic conditions within the United States;
- Economic and political changes in foreign markets in which we envision continued and future growth;
- Our ability to anticipate and respond to changing customer demands;
- Developments or new initiatives by our competitors in the markets in which we compete;
- Our reliance on, and increased competition from, independent distributors;
- Potential exposure to product liability claims and other legal proceedings;
- Potential business disruptions due to work stoppages, equipment outages, or information system failures;
- Our leverage, the use of significant amounts of cash to service our indebtedness and the loss of flexibility as a result of the covenants imposed by the instruments governing our indebtedness;
- Our ability to retain qualified personnel;
- Our ability to maintain our rights to intellectual property;
- The success in increasing sales and maintaining or improving our operating margins; and
- Other factors including those identified in "Risk Factors" included in our filings made from time-to-time with the Securities and Exchange Commission ("SEC").

Overview

Baldor is a leading manufacturer of industrial electric motors, drives, and generators, currently supplying over 8,000 customers in more than 160 industries. We sell our products to a diverse customer base consisting of original equipment manufacturers and distributors serving markets in the United States and throughout the world. We focus on providing customers with value through a combination of quality products and customer service, as well as short lead times and attractive total cost of ownership, which takes into account initial product cost, product life, maintenance costs and energy consumption.

Our financial performance is driven by industrial spending and the strength of the economies in which we sell our products generally, and is also influenced by:

- Investments in manufacturing capacity, including upgrades, modifications, and expansions of existing manufacturing facilities, and the creation of new manufacturing facilities;
- Our customers' needs for greater variety, timely delivery, and higher quality at a competitive cost; and
- Our large installed base which creates a significant replacement demand.

Our net sales were adversely affected during the U.S. economic slowdown that began in mid-2000 and became an economic recession in 2001 and was characterized by weak industrial markets throughout 2002 and 2003. The U.S. industrial economy began to strengthen in early 2004 and continued to grow through 2006. Our financial performance is affected primarily by the U.S. economy.

We are not dependent on any one industry or customer for our financial performance, with no single customer representing more than 5% of our net sales for fiscal years ended 2006, 2005, and 2004. For the fiscal year 2006 approximately 48% of our domestic net sales were generated through distributors and represented primarily sales of replacement products. For fiscal years 2005 and 2004, approximately 50% of our domestic net sales were generated through distributors, and also represented primarily sales of replacement products. Domestic sales to OEMs were approximately 52% for fiscal year 2006 and approximately 50% for fiscal years 2005 and 2004. OEMs primarily use our products in new installations. This expands our installed base and leads to replacement product sales by distributors in the future.

We manufacture substantially all of our products. Consequently, our costs include the cost of raw materials, including steel, copper and aluminum, and energy costs. Each of these costs has increased in the past few years due to growing global demand for these commodities, impacting our cost of sales. We seek to offset these increases in our costs through a continued focus on product design improvements, including redesigning our products to reduce material content and investing in capital equipment that assists in eliminating waste, and by modest price increases in our products. Our manufacturing facilities are also significant sources of fixed costs. Our margin is impacted when we cannot promptly decrease these costs to match declines in net sales.

Industry Trends

The demand for products in the industrial electric motor, generator, and power transmission industries is closely tied to growth trends in the economy and levels of industrial activity and capital investment. We believe that specific drivers of demand for our products include process automation, efforts in energy conservation and productivity improvement, regulatory and safety requirements, new technologies and replacement of worn parts. Our products are typically critical parts of customers' end-applications, and the end user's cost associated with their failure is high. Consequently, we believe that end users of our products base their purchasing decisions on quality, reliability and availability as well as customer service, rather than the price alone. We believe that key success factors in our industry include strong reputation and brand preference, good customer service and technical support, product availability, and a strong distribution network.

Results of Operations

We had record sales, net earnings, and diluted earnings per common share in 2006. Total sales increased 12.4% to $811.3 million, net earnings increased 11.8% to $48.1 million and diluted earnings per common share increased 14.1% to $1.46. Strong operating cash flows allowed us to continue investing in manufacturing equipment, increase dividends paid to our shareholders and repurchase stock.

2006 compared to 2005

Total sales for 2006 increased 12.4% to $811.3 million, compared to $721.6 million in 2005. Sales of industrial electric motor products grew 16.1% during 2006 as compared to 2005. Sales of Super-E® high-efficiency motors grew 39.0% in 2006. As energy costs have increased, our Super-E high-efficiency motors have become increasingly valuable to our industrial users. Industrial electric motors comprised 80.7% of total product sales in 2006 compared to 78.3% in 2005. During 2006, sales of generator products declined 11.1% from 2005 levels and comprised 5.6% of total product sales in 2006 compared to 7.0% in 2005. Generator sales declined due to a decrease in military and hurricane region sales. Sales of generators from non-military and non-hurricane region sources increased 17.7% indicating our growing presence in the industrial generator market. Sales of drives and motion control products increased 4.3% in 2006 and accounted for 13.7% of total product sales in 2006 compared to 14.7% in 2005.

Gross margin was 26.4% in 2006 and 2005. During 2006, copper prices again reached record highs. Our continued focus on product design improvements, along with a modest price increase on our products, helped to offset the increased material costs and maintain a stable gross margin as compared to 2005. The 2005 gross margin, operating margin, and pretax margin were favorably impacted by adjustments to our self-insurance liablilities amounting to 0.5% of sales.

Operating margin for 2006 improved to 10.0% from 9.6% in 2005. Continued leverage of selling and administrative costs contributed to the improved operating margin.

Pre-tax margin was 9.3% for 2006 and 2005. Interest expense for 2006 increased approximately $2.0 million over 2005 as a result of additional outstanding borrowings during the year and increased interest rates. During second quarter 2006, we borrowed an additional $30 million to fund the repurchase of approximately 1.0 million shares of our common stock from the estate of our former Chairman and Director, R.S. Boreham, Jr. Of the additional amount borrowed, $28.0 million had been repaid by December 30, 2006.

Net earnings for 2006 of $48.1 million were up 11.8% from 2005 earnings of $43.0 million. Diluted earnings per common share grew by 14.1% to $1.46 compared to $1.28 in 2005. The adjustments to our self-insurance liabilities during 2005 increased diluted earnings per common share by $0.04. Additionally, income tax liabilities were adjusted in 2005 due to the resolution of certain state tax liabilities resulting in an increase in diluted earnings per common share of $0.01.

2005 compared to 2004

Total sales for 2005 increased 11.3% to $721.6 million, compared to sales of $648.2 million in 2004. Sales of industrial electric motor products grew 14.3% during 2005 and that growth was spread among most of the industries and geographical areas we serve. Large motors (60-1500 horsepower) and Super-E high-efficiency motors in all sizes had the strongest growth in 2005. As energy costs have increased, our Super-E high-efficiency motors have become increasingly valuable to our industrial users. Industrial electric motors comprised 78.3% of total product sales in 2005 compared to 76.2% in 2004. During 2005, sales of generator products rose 16.5% from 2004 levels and comprised 7.0% of total product sales in 2005 compared to 6.7% in 2004. While a portion of the growth was related to the need for alternate power in areas affected by the hurricanes, we saw substantial growth in a number of customer markets. Sales of drives and motion control products declined 3.9% in 2005, following strong growth in 2004. During 2005, we completed development of new motion control products and the first phase of our H2® series of drives. Drive products accounted for 14.7% of total product sales in 2005 and 17.1% in 2004.

Gross margin was 26.4% in 2005 compared to 25.4% in 2004. During 2005, copper prices reached record highs, driving up the cost of our materials. A continued focus on product design improvements, along with a modest price increase on our products, helped to mitigate the effects of increased material costs. Those initiatives combined with improved manufacturing efficiencies and increased sales volume accounted for most of the improvement in gross margin for 2005. During 2005 we adjusted certain self-insurance liabilities to reflect current exposures, resulting in an increase in the gross margin of 0.5% of sales.

Operating margin for 2005 improved to 9.6% from 8.3% in 2004. Selling and administrative expenses decreased to 16.7% of sales in 2005 compared to 17.1% in 2004. During 2005 we did not add substantial fixed selling and administrative costs. As a result, total selling and administrative expenses for 2005 declined as a percentage of sales. Our ability to support increased 2005 sales volume without the addition of significant overhead, along with the product design improvements and manufacturing efficiencies, resulted in improved operating margin.

Pre-tax margin improved to 9.3% for 2005 from 8.1% in 2004. Interest rates on outstanding long-term debt facilities increased during 2005. In response, we utilized a portion of operating cash flows to reduce our debt by approximately $9.0 million. While we incurred more interest expense than in 2004, we reduced our exposure to continued rising rates with the reduction of a portion of our variable rate debt. Net earnings for 2005 of $43.0 million were up 22.7% from 2004 earnings of $35.1 million. Diluted earnings per common share grew by 21.8% to $1.28 compared to $1.05 in 2004. Adjustments to our self-insurance liabilities during the fourth quarter of 2005 increased diluted EPS by $0.04 per common share. In addition, income tax liabilities were adjusted in the fourth quarter of 2005 due to resolution of certain state tax liabilities, resulting in an increase in diluted EPS of $0.01 per common share. These adjustments compared to adjustments of income tax liabilities made in the fourth quarter of 2004 increased diluted earnings per common share by $0.06.

International Sales: International sales (foreign affiliates and exports) increased 9.2% in 2006 to a record $112.6 million compared to $103.1 million in 2005 and $101.1 million in 2004. In 2006, our export sales from the U.S. to non-affiliate customers increased 13.4% or $7.3 million. Sales from our European affiliates to foreign customers increased 9.5% in 2006 compared to a decline of 10.0% in 2005. This improvement was primarily due to new motion control products which became available in early 2006. We expect to see continued growth in the motion control products during 2007.

Environmental Remediation: We believe, based on our internal reviews and other factors, that any future costs relating to environmental remediation and compliance will not have a material effect on our capital expenditures, earnings, cash flows, or competitive position.

Financial Position

Baldor's financial position remained strong through 2006. We continued to increase our financial strength while investing in research and development for new and existing products, making capital investments in our manufacturing facilities and information systems, expanding into new markets, and continuing to invest in both our employees' and customers' education and training. We believe the investment in our employees through training and education is a key to continued success and improved shareholder value. Investments in property, plant and equipment, and information systems amounted to $26.6 million in 2006, $22.4 million in 2005, and $20.6 million in 2004. These investments were made primarily to improve quality and productivity. Our commitment to research and development continues to help us maintain a leadership position in the marketplace and satisfy customers' needs. Investments in research and development amounted to $25.0 million in 2006, $24.4 million in 2005, and $25.4 million in 2004. We continue to make investments in new product development as well as in existing products for improved performance, increased energy efficiency, and manufacturability.

Liquidity and Capital Resources: Working capital amounted to $212.6 million at December 30, 2006, and $187.3 million at December 31, 2005. The ratio of current assets to current liabilities was 3.3 to 1 at year-end 2006, compared to 2.7 to 1 at the end of fiscal year 2005.

Liquidity was supported by cash flows from operations of $55.6 million in 2006, $55.3 million in 2005, and $33.7 million in 2004. Increased sales in 2006 required increased investments in accounts receivable and inventories. Accounts receivable increased $10.6 million in 2006 compared to $5.1 million in 2005. Inventories increased $3.5 million in 2006 compared to a decrease of $4.1 million in 2005. We continued to increase our turns on finished goods, resulting in finished goods inventories remaining virtually flat at the end of 2006 when compared to the end of 2005. However, increased production schedules resulting from strong customer order growth required additional investments in raw material inventories. In addition, approximately $1.3 million and $3.3 million of generator inventory, classified in other assets, was transferred to our rental program in 2006 and 2005, respectively, with no resulting effect on cash flows. Accounts payable increased $2.2 million in 2006 compared to a decrease of $2.0 million in 2005, primarily due to increased production levels in 2006 and differences in the timing of cash disbursements between the two years, generating $4.2 million additional cash flow in 2006.

In 2006 we utilized cash flows from operations, along with accumulated cash and proceeds from the sale of marketable securities to fund property, plant and equipment additions of $26.6 million, pay dividends of $21.9 million to our shareholders and repurchase approximately 1.2 million shares of our common stock for $38.5 million. Of the shares repurchased in 2006, approximately 1.0 million were repurchased from the estate of R. S. Boreham, Jr., former Chairman and Director of the Company. In 2005 we utilized cash flows from operations to fund property, plant and equipment additions of $22.4 million, pay dividends to our shareholders of $20.6 million, repurchase approximately 300,000 shares of our common stock for $7.6 million, and acquire the remaining minority interest in our Australian affiliate for $2.4 million. During 2004, operating cash flows and accumulated cash were utilized to fund property, plant and equipment additions of $20.6 million and pay dividends to our shareholders of $19.1 million.

Total long-term debt, including amounts classified as current maturities, was $97.0 million at December 30, 2006, compared to $95.0 million at Decemer 31, 2005. In conjunction with our acquisition of the Acquired Business in January 2007, we borrowed a total of $1.6 billion under our senior secured credit facility and senior notes. A portion of the proceeds from new borrowings were utilized to repay $95.0 million of long-term debt that existed at December 30, 2006.

Our principal source of liquidity has historically been operating cash flows. Accordingly, we are dependent primarily on continued demand for our products as well as collectability of receivables from our customers. Our broad base of customers, industries and geographic areas served, as well as our favorable position in the marketplace, ensure that fluctuations in a particular customer's or industry's business will not have a material effect on our sales or collectability of receivables. Following the acquisition of the Acquired Business, our primary sources of liquidity will be cash flows from operations as well as funds available under our senior secured credit facility. We expect that ongoing requirements for debt service, operations, capital expenditures and dividends will be funded from these sources.

The table below summarizes Baldor's contractual obligations as of December 30, 2006.

(In thousands)	Total	Payments due by years			
		Less than 1	1 - 3	3 - 5	More than 5
Contractual Obligations:					
Long-term debt obligations(a)	$107,026	$5,273	$99,458	$151	$2,144
Operating lease obligations	20,448	4,923	8,679	4,048	2,798
Other Commercial Commitments:					
Letters of Credit	2,257	2,257	-	-	-

(a) Includes interest on both fixed and variable rate obligations. Interest associated with variable rate obligations is based upon interest rates in effect at December 30, 2006. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

Dividend Policy: Dividends paid to shareholders amounted to $0.67 per common share in 2006, $0.62 per common share in 2005, and $0.57 per common share in 2004. There have been four dividend increases in the last five years and nine increases in the last ten years. These increases were in line with Baldor's policy of making increases periodically, as earnings and financial strength warrant. The objective has been for shareholders to obtain dividend increases over time while also participating in Baldor's growth. Terms of the financing related to the acquisition of the Acquired Business will limit our ability to increase dividends in the future.

Market Risk: Market risks relating to our operations result primarily from changes in commodity prices, interest rates, concentrations of credit, and foreign exchange rates. To maintain stable pricing for our customers, we enter into various hedging transactions as described below.

We are a purchaser of certain commodities, primarily copper, aluminum, and steel, and periodically utilize commodity futures and options for hedging purposes to reduce the effects of changing commodity prices. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting. At December 30, 2006, and December 31, 2005, all of our open positions were designated as cash flow hedges. The underlying commodities hedged have a correlation to price changes of the derivative positions such that the values of the commodities hedged based on differences between commitment prices and market prices and the value of the derivative positions used to hedge these commodity obligations are inversely correlated. Management has determined that a hypothetical 10% change in the fair value of open positions would not have a material effect on the results of operations.

Our interest rate risk is related to available-for-sale securities and long-term debt. Due to the nature of our securities portfolio, anticipated interest rate risk is not material. Our long-term debt obligations include certain notes payable to banks bearing interest at variable rates. Prior to the acquisition of the Acquired Business we managed our interest rate risk exposure by maintaining a mix of fixed and variable rate debt, such that a 1.0% increase in variable borrowing rates would not have a material effect on our financial results. The acquisition of the Acquired Business, completed on January 31, 2007, was partially financed with a $1.2 billion senior secured credit bearing interest at a variable rate. As a result of the increased amount of variable rate debt, we anticipate utilizing interest rate hedges to manage our future exposure to interest rate risk on long-term debt obligations. Absent interest rate hedges, if the new credit facility was fully utilized, a 1.0% movement in interest rates would impact interest expense by $12.0 million annually.

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. We perform periodic credit evaluations of our customers' financial conditions and generally do not require collateral. No single customer represented more than 10% of net accounts receivable at December 30, 2006, or December 31, 2005. Foreign affiliates generally conduct business in their respective local currencies which minimizes our foreign currency risk. We do not anticipate the use of derivatives for managing foreign currency risk, but continue to monitor the effects of foreign currency exchange rates.

Critical Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Management believes the following are the critical accounting policies, which could have the most significant effect on Baldor's reported results and require subjective or complex judgments by management.

Revenue Recognition: We sell products to our customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. Baldor has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Allowance for Doubtful Accounts: We record allowances for doubtful accounts based on customer-specific analysis, current assessments of past due balances and economic conditions, and historical experience. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than anticipated, or for customer-specific circumstances, such as financial difficulty.

Inventories: Inventories are valued at the lower of cost or market, with cost being determined principally by the last-in, first-out (LIFO) method, except for non-U.S. inventories, which are determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The net realizable value of inventory is reviewed on an on-going basis, with consideration given to deterioration, obsolescence, and other factors. If actual market conditions differ from those projected by management, adjustments to inventory values may be required.

Self-Insurance Liabilities: Baldor's self-insurance programs primarily include product liability, workers' compensation, and health. We self-insure from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The aggregate self-insurance liability is estimated using claims experience and risk exposure levels for the periods being valued and current conditions. Adjustments to the self-insurance liabilities may be required to reflect emerging claims experience and other factors.

Goodwill: Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Judgments and assumptions related to revenue, gross margin, operating expenses, interest, capital expenditures, cash flow, and market assumptions are inherent in these estimates. As a result, use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and ultimately results in the recognition of impairment charges in the financial statements. We utilize various assumption scenarios in our discounted cash flow analysis. The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. If an impairment charge is incurred, it would negatively impact our results of operations and financial position. We perform our annual analysis during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant an additional analysis. At December 30, 2006, goodwill amounted to $63.0 million. Our preliminary estimate is that goodwill of approximately $891.0 million will be recorded in 2007 related to the acquisition of the Acquired Business.

Share-Based Compensation: Beginning in fiscal year 2006, Baldor applies the fair value method, pursuant to Statement of Financial Accounting Standards ("FAS") No. 123(R) *"Share-Based Payments,"* in accounting for share-based compensation plans. Effective January 1, 2006, we adopted the fair value recognition provisions of FAS 123(R) using the modified prospective transition method. As a result, Baldor recognizes the fair value of share-based compensation over the vesting period of the related awards.

The fair value of the options is estimated using a Black-Scholes option pricing formula. The variables used in the option pricing formula for each grant are determined at the time of grant as follows: (1) volatility is based on the daily composite closing price of Baldor's stock over a look-back period of time that approximates the expected option life; (2) risk-free interest rates are based on the yield of U.S. Treasury Strips as published in the *Wall Street Journal* on the date of the grant for the expected option life; (3) dividend yields are based on Baldor's dividend yield published in the *Wall Street Journal* on the date of the grant; and (4) expected option life represents the period of time the options are expected to be outstanding and is estimated based on historical experience. Assumptions used in the fair-value valuation are periodically monitored and adjusted to reflect current developments. The volatility factor for 2006 options is greater than that used to value previous grants. Future expense may be higher than past pro forma expense because the greater volatility factor acts to increase the value of the granted options.

Acquisition

On January 31, 2007, we completed the acquisition of the Acquired Business from Rockwell for approximately $1.8 billion, consisting of $1.75 billion in cash and approximately 1.6 million shares of Baldor common stock. The cash portion of the purchase price was funded with proceeds from the issuance of 11,725,000 shares of our common stock at a price of $34.00 per common share, proceeds from the issuance of $550.0 million principal amount of 8.625% senior notes due 2017, and borrowings under a new $1.2 billion senior secured credit facility. The combination will extend our product offerings, provide a manufacturing base in China for the Asian markets, increase our manufacturing capabilities and flexibility, strengthen our management team, and provide strong opportunities for synergies and cost savings.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an Interpretation of FAS 109."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, *"Accounting for Income Taxes."* Among other items, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We are required to adopt FIN 48 for fiscal year 2007 and management is currently evaluating what impact, if any, FIN 48 will have on our financial results. Management does not expect adoption to have a material impact on our financial results.

In September 2006, the FASB issued FAS 157, *"Fair Value Measurements."* FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. We are required to adopt FAS 157 for fiscal year 2008 and management is currently evaluating what impact, if any, FAS 157 will have on our financial results.

In February 2007, the FASB issued FAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115."* FAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value, and expands the use of fair value measurement in order to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective beginning with the Company's fiscal year 2008 and management is currently evaluating what impact, if any, FAS 159 will have on the financial results.

Consolidated Balance Sheets

Baldor Electric Company and Affiliates

(In thousands, except share data)			December 30 2006	December 31 2005
ASSETS				
CURRENT ASSETS:	Cash and cash equivalents		$ 12,737	$ 11,474
	Marketable securities		23,035	32,592
	Receivables, less allowances for doubtful accounts of $1,744 in 2006 and $3,124 in 2005		118,302	106,327
	Inventories:	Finished products	76,793	76,632
		Work in process	14,888	12,670
		Raw materials	68,836	60,401
			160,517	149,703
		LIFO valuation adjustment	(44,230)	(35,607)
			116,287	114,096
	Prepaid expenses		3,836	4,482
	Other current assets and deferred income taxes		29,950	25,661
	TOTAL CURRENT ASSETS		304,147	294,632
PROPERTY, PLANT AND EQUIPMENT:	Land and improvements		6,852	6,813
	Buildings and improvements		62,555	56,980
	Machinery and equipment		335,110	320,340
	Allowances for depreciation and amortization		(257,207)	(243,838)
	NET PROPERTY, PLANT AND EQUIPMENT		147,310	140,295
OTHER ASSETS:	Goodwill		63,043	63,043
	Other		9,482	9,235
	TOTAL ASSETS		$ 523,982	$ 507,205
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:	Accounts payable		$ 43,884	$ 37,036
	Employee compensation		8,130	9,201
	Profit sharing		10,050	8,938
	Accrued warranty costs		5,566	5,584
	Accrued insurance obligations		6,193	7,421
	Other accrued expenses		12,236	8,905
	Dividends payable		5,501	5,295
	Current maturities of long-term obligations		-	25,000
	TOTAL CURRENT LIABILITIES		91,560	107,380
LONG-TERM OBLIGATIONS			97,025	70,025
OTHER LIABILITIES			737	1,278
DEFERRED INCOME TAXES			29,831	29,067
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY:	Preferred stock, $0.10 par value Authorized shares: 5,000,000 Issued and outstanding shares: None			
	Common stock, $0.10 par value Authorized shares: 150,000,000 Issued: 2006 - 41,474,662 2005 - 40,807,250 Outstanding: 2006 - 32,377,637 2005 - 33,073,438		4,147	4,081
	Additional capital		88,067	68,562
	Retained earnings		403,381	377,154
	Accumulated other comprehensive loss		(927)	(2,390)
	Treasury stock: 2006 - 9,097,025 2005 - 7,733,812		(189,839)	(147,952)
	TOTAL SHAREHOLDERS' EQUITY		304,829	299,455
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 523,982	$ 507,205

See notes to consolidated financial statements.

Consolidated Statements of Earnings
Baldor Electric Company and Affiliates

(In thousands, except share and per share data)		Year Ended	
	December 30 2006	December 31 2005	January 1 2005
Net sales	$ 811,280	$ 721,569	$ 648,195
Cost of goods sold	597,227	531,415	483,825
Gross Profit	214,053	190,154	164,370
Selling and administrative	132,994	120,755	110,745
Operating Profit	81,059	69,399	53,625
Other income, net	730	1,976	1,938
Interest expense	6,069	4,080	3,235
Earnings before income taxes	75,720	67,295	52,328
Income taxes	27,602	24,274	17,276
NET EARNINGS	$ 48,118	$ 43,021	$ 35,052
Net earnings per common share - basic	$ 1.48	$ 1.30	$ 1.06
Net earnings per common share - diluted	$ 1.46	$ 1.28	$ 1.05
Weighted average shares outstanding - basic	32,529,172	33,170,241	32,953,382
Weighted average shares outstanding - diluted	32,953,627	33,727,946	33,485,261
Dividends declared and paid per common share	$ 0.67	$ 0.62	$ 0.57

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Baldor Electric Company and Affiliates

(In thousands)		Year ended December 30 2006	Year ended December 31 2005	Year ended January 1 2005
Operating activities:	Net earnings	**$ 48,118**	$ 43,021	$ 35,052
	Adjustments to reconcile net earnings to net cash provided by operating activities:			
	(Gains) losses on sales of marketable securities	**(3)**	105	-
	Losses on impairment of marketable securities	**597**	-	-
	(Gains) losses on sales of assets	**78**	(656)	165
	Depreciation	**17,415**	16,178	17,271
	Amortization	**2,329**	2,063	1,872
	Allowance for doubtful accounts receivable provision	**(1,380)**	(184)	-
	Deferred income tax	**1,330**	3,351	583
	Share-based compensation expense	**2,563**	1,319	255
	Cash provided (used) by changes in operating assets and liabilities:			
	Receivables	**(10,595)**	(5,055)	(17,888)
	Inventories	**(3,485)**	4,094	(9,382)
	Other current assets	**(2,568)**	(4,046)	235
	Accounts payable	**2,224**	(2,039)	10,109
	Accrued expenses and other liabilities	**(1,514)**	684	(86)
	Income tax recoverable	**(3,486)**	-	-
	Income tax payable	**-**	(1,871)	(5,709)
	Other assets, net	**4,015**	(1,622)	1,219
	Net cash provided by operating activities	**55,638**	55,342	33,696
Investing activities:	Additions to property, plant and equipment	**(26,649)**	(22,375)	(20,612)
	Proceeds from sale of property, plant and equipment	**45**	2,015	-
	Marketable securities purchased	**(470)**	(14,581)	(29,176)
	Marketable securities sold	**10,286**	13,611	33,024
	Acquisitions (net of cash acquired)	**-**	(2,423)	-
	Net cash used in investing activities	**(16,788)**	(23,753)	(16,764)
Financing activities:	Additional long-term obligations	**30,000**	-	43,000
	Reduction of long-term obligations	**(28,000)**	(9,000)	(44,259)
	Unexpended debt proceeds	**-**	-	396
	Dividends paid	**(21,891)**	(20,563)	(19,052)
	Common stock repurchased	**(38,464)**	(7,557)	-
	Stock option plans	**13,995**	4,951	4,402
	Excess tax benefits on share-based payments	**2,149**	-	-
	Net increase in bank overdrafts	**4,624**	-	-
	Net cash used in financing activities	**(37,587)**	(32,169)	(15,513)
Net increase (decrease) in cash and cash equivalents		**1,263**	(580)	1,419
Beginning cash and cash equivalents		**11,474**	12,054	10,635
Ending cash and cash equivalents		**$ 12,737**	$ 11,474	$ 12,054

Noncash items:

Additional paid-in capital resulting from shares traded for option exercises amounted to $2,763 in 2006, $2,523 in 2005, and $2,786 in 2004.

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Baldor Electric Company and Affiliates

(Table data in thousands)	Common Stock		Additional	Retained	Accumulated Other Comprehensive	Treasury Stock	
	Shares	Amount	Capital	Earnings	Income (Loss)	(at cost)	Total
BALANCE AT JANUARY 3, 2004	40,018	$ 4,002	$ 53,683	$ 338,696	$ (675)	$ (134,218)	$ 261,488
Comprehensive income							
Net earnings				35,052			35,052
Other comprehensive income (loss)							
Securities valuation adjustment,							
net of tax benefits of $92,000					(157)		(157)
Translation adjustments					1,746		1,746
Derivative unrealized gain adjustment,							
net of tax expense of $87,000					136		136
Total other comprehensive income							1,725
Total comprehensive income							36,777
Stock option plans (net of 124,769 shares							
exchanged and $630,000 tax benefit)	405	40	7,434			(3,072)	4,402
Cash dividends at $0.57 per share				(19,052)			(19,052)
BALANCE AT JANUARY 1, 2005	40,423	$ 4,042	$ 61,117	$ 354,696	$ 1,050	$ (137,290)	$ 283,615
Comprehensive income							
Net earnings				43,021			43,021
Other comprehensive income (loss)							
Securities valuation adjustment,							
net of tax benefits of $245,000					(418)		(418)
Translation adjustments					(1,978)		(1,978)
Derivative unrealized loss adjustment,							
net of tax benefits of $667,000					(1,044)		(1,044)
Total other comprehensive loss							(3,440)
Total comprehensive income							39,581
Stock option plans (net of 120,289 shares							
exchanged and $494,000 tax benefit)	384	39	7,445			(3,105)	4,379
Cash dividends at $0.62 per share				(20,563)			(20,563)
Common stock repurchased (300,231 shares)						(7,557)	(7,557)
BALANCE AT DECEMBER 31, 2005	40,807	$ 4,081	$ 68,562	$ 377,154	$ (2,390)	$ (147,952)	$ 299,455
Comprehensive income							
Net earnings				**48,118**			**48,118**
Other comprehensive income (loss)							
Securities impairment adjustment,							
net of tax benefits of $317,000					**539**		**539**
Translation adjustments					**2,789**		**2,789**
Derivative unrealized loss adjustment,							
net of tax benefits of $1,192,000					**(1,865)**		**(1,865)**
Total other comprehensive income							**1,463**
Total comprehensive income							**49,581**
Stock option plans (net of 115,067 shares							
exchanged and $2,804,000 tax benefit)	**668**	**66**	**19,505**			**(3,423)**	**16,148**
Cash dividends at $0.67 per share				**(21,891)**			**(21,891)**
Common stock repurchased (1,248,148 shares)						**(38,464)**	**(38,464)**
BALANCE AT DECEMBER 30, 2006	**41,475**	**$ 4,147**	**$ 88,067**	**$ 403,381**	**$ (927)**	**$ (189,839)**	**$ 304,829**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Baldor Electric Company and Affiliates • December 30, 2006

NOTE A
SIGNIFICANT ACCOUNTING POLICIES

Line of Business: The Company operates in one industry segment that includes the design, manufacture and sale of industrial electric motors, drives and generators. The products of the Company are marketed throughout the United States and in more than 60 foreign countries. On January 31, 2007, the Company acquired Reliance Electric Company ("Acquired Business"). See Note N - *Subsequent Events.*

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Consolidation: The consolidated financial statements include the accounts of the Company and its affiliates. Intercompany accounts and transactions have been eliminated in consolidation. The Company does not have any investments in, or contractual arrangements with, any variable interest entities.

Fiscal Year: The Company's fiscal year ends on the Saturday nearest to December 31, which results in a 52-week or 53-week year. Fiscal years 2006, 2005, and 2004 each contained 52 weeks.

Cash Equivalents: Cash equivalents consist of highly liquid investments having original maturities of three months or less.

Marketable Securities: All marketable securities are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. The securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, net of tax, are computed on the basis of specific identification and are included in accumulated other comprehensive income. Realized gains, realized losses, and declines in value, judged to be other than temporary, are included in other income. The cost of securities sold is based on the specific identification method and interest earned is included in other income.

Accounts Receivable: Trade receivables are recorded in the balance sheet at outstanding principal, adjusted for charge-offs and allowances for doubtful accounts. Allowances for doubtful accounts are estimated based on customer-specific analysis, current assessments of past due balances and economic conditions, and historical experience. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across industries and geographic areas. The Company generally does not require that its customers provide collateral. No single customer represented greater than 10% of net accounts receivable at December 30, 2006, and December 31, 2005. Changes in the allowance for doubtful accounts are as follows:

(In thousands)	**December 30 2006**	December 31 2005	January 1 2005
Balance at beginning of year	**$ 3,124**	$ 3,308	$ 3,870
Charges to costs and expenses	**(718)**	201	-
Deductions	**(662)**	(385)	(562)
Balance at end of year	**$ 1,744**	$ 3,124	$ 3,308

Inventories: The Company values inventories at the lower of cost or market, with cost being determined principally by the last-in, first-out method (LIFO), except for $13.8 million in 2006 and $13.4 million in 2005, at foreign locations, valued by the first-in, first-out method (FIFO).

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated useful lives of the assets ranging from 10 to 39 years for buildings and improvements and 3 to 15 years for machinery and equipment. Capitalized software costs amounting to $25.3 million and $24.6 million, net of accumulated amortization, at December 30, 2006, and December 31, 2005, respectively, are included in machinery and equipment and are amortized over their estimated useful life of 15 years. Costs associated with repairs and maintenance are expensed as incurred.

Fair Value of Financial Instruments: The Company's methods and assumptions used to estimate the fair value of financial instruments include quoted market prices for marketable securities and discounted cash flow analysis for fixed rate long-term debt. The Company estimates that the fair value of its financial instruments approximates carrying value at December 30, 2006, and December 31, 2005. The carrying amounts of cash and cash equivalents, receivables, and trade payables approximated fair value at December 30, 2006, and December 31, 2005, due to the short-term maturities of these instruments.

Self-Insurance Liabilities: The Company's self-insurance programs primarily cover exposure to product liability, workers' compensation and health insurance. The Company self-insures from the first dollar of loss up to specified retention levels. Eligible losses in excess of self-insurance retention levels and up to stated limits of liability are covered by policies purchased from third-party insurers. The self-insurance liability is estimated using the Company's claims experience and risk exposure levels. Certain self-insurance liabilities were reduced by approximately $3.5 million in 2005 to reflect changes in expected liabilities. Future adjustments to the self-insured liabilities may be required to reflect emerging claims experience and other factors.

Goodwill: Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. Management utilizes a discounted cash flow analysis to determine the estimated fair value of the Company's reporting units. Judgments and assumptions related to revenue, gross margin, operating expenses, interest, capital expenditures, cash flow, and market assumptions are inherent in these estimates. As a result, use of alternate judgments and/ or assumptions could result in a fair value that differs from management's estimate and ultimately results in the recognition of impairment charges in the financial statements. The Company utilizes various assumption scenarios in the discounted cash flow analysis. The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. If an impairment charge were incurred, it would negatively impact the Company's results of operations and financial position. The annual analysis is performed during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant an additional analysis. The 2006 and 2005 annual impairment tests resulted in no impairment.

Long-Lived Assets: The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events or circumstances warrant such a review. The Company recognizes impairment losses equal to the excess of the carrying value over the estimated fair value of long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows expected to be generated by the asset are not sufficient to recover the carrying amount of the asset. Fair value is generally derived using a discounted cash flow model.

Derivatives: The Company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges are adjusted to fair value through earnings. If the derivative is a cash flow hedge, changes in fair value are recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. If a hedge transaction is terminated, any unrealized gain (loss) at the date of termination is carried in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings in the period of change. The ineffective portion of the Company's cash flow hedges was not material during the years 2006, 2005, and 2004.

Benefit Plans: The Company has a profit-sharing plan covering most employees with more than two years of service. The Company's contribution is derived by a formula that resulted in contributions of approximately 12% of pre-tax earnings of participating companies to the Plan in 2006, 2005, and 2004.

Income Taxes: Income taxes are provided based on the liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Research and Engineering: Costs associated with research, new product development, and product and cost improvements are treated as expenses when incurred and amounted to approximately $25.0 million in 2006, $24.4 million in 2005, and $25.4 million in 2004.

Shipping and Handling Costs: The Company classifies all amounts billed to customers for shipping and handling as revenue and classifies gross shipping and handling costs paid as selling expense. Costs included in selling and administrative expenses related to shipping and handling amounted to approximately $29.0 million in 2006, $25.8 million in 2005, and $22.8 million in 2004.

Revenue Recognition: The Company sells products to its customers FOB shipping point. Title passes to the customer when the product is shipped. Accordingly, revenue is recognized when the product is shipped. The Company has no further obligations associated with the product sale that would impact revenue recognition after the product is shipped.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected costs to provide warranty service. Changes in the carrying amount of product warranty reserves are as follows:

(In thousands)	**December 30, 2006**	December 31, 2005
Balance at beginning of year	**$ 5,584**	$ 6,335
Charges to costs and expenses	**5,400**	5,027
Deductions	**(5,418)**	(5,778)
Balance at end of year	**$ 5,566**	$ 5,584

Amounts included in selling and administrative costs related to product warranty expense amounted to $5.4 million in 2006, $5.0 million in 2005, and $5.5 million in 2004.

Foreign Currency Translation: Assets and liabilities of foreign affiliates are translated into U.S. dollars at year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the period. Foreign affiliates generally conduct business in their respective local currencies. Translation adjustments, including those related to intercompany advances that are of a long-term investment nature, are recorded in accumulated other comprehensive income (loss) in shareholders' equity.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation. Prior to 2006, the Company classified profit-sharing as a non-operating expense. Profit-sharing expense has been re-classified to cost of goods sold and selling and administrative expenses for all prior periods presented to conform to 2006 classification.

Earnings Per Common Share: Basic earnings per common share is based upon the weighted average number of common shares outstanding. Diluted earnings per common share includes all dilutive common stock equivalents.

Stock-Based Compensation: The Company has certain share-based compensation plans, which are described in Note H - *Stock Plans*. Beginning in fiscal year 2006, the Company applies the fair value method, pursuant to Statement of Financial Accounting Standards ("FAS") No. 123(R) "Shared-Based Payments," in accounting for these plans. The following table illustrates the effect on net earnings and earnings per common share for 2005 and 2004 as if the Company had applied the fair value recognition provisions of Statements of Financial

Accounting Standards No. 123, "Accounting for Stock-Based Compensation," as amended by FAS 148, Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, to options granted under the Company's stock option plans in 2005 and 2004.

(In thousands, except per share data)	2005		2004	
Net earnings, as reported	$ 43,021		$ 35,052	
Add: Stock-based compensation expense included in reported net earnings, net of tax effects, including options issued at a discount	831		161	
Less: Stock-based compensation expense determined under fair value method, net of related tax effects	(1,654)		(632)	
Net earnings, pro forma	$ 42,198		$ 34,581	
Earnings per common share:				
	Basic	Diluted	Basic	Diluted
Reported	$1.30	$1.28	$1.06	$1.05
Pro forma	$1.27	$1.25	$1.05	$1.03

NOTE B MARKETABLE SECURITIES

The following table presents the estimated fair value breakdown of investments by category:

(In thousands)	**December 30 2006**	December 31 2005
Municipal debt securities	**$ 12,147**	$ 18,531
U.S. corporate debt securities	**1,289**	2,081
U.S. Treasury & agency securities	**9,599**	11,980
	$ 23,035	$ 32,592

At December 30, 2006, the marketable securities portfolio had unrealized losses totaling $598,000. In conjunction with the acquisition of the Acquired Business, all of the marketable securities held by the Company were sold in January 2007 and the related losses were realized. Accordingly, the Company determined that unrealized loss positions existing at December 30, 2006, were other than temporary and an impairment loss of $598,000 was recognized.

The table below shows gross unrealized losses and estimated fair value of available-for-sale investment securities at December 31, 2005, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

In evaluating the Company's unrealized loss positions at December 31, 2005, for other-than-temporary impairment, management considered the credit quality of the issuer, the nature and cause of the unrealized loss, and the severity and duration of the impairments. At December 31, 2005, management determined that substantially all of its unrealized losses were the result of fluctuations in interest rates and did not reflect deteriorations of the credit quality of the investments. Accordingly, management determined that its unrealized losses on investment securities were temporary in nature, and the Company had both the ability and intent to hold these investments until maturity or until such time as fair value equaled or exceeded amortized cost.

NOTE C FINANCIAL DERIVATIVES

The Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of the financial instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation and are recorded using hedge accounting. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

The Company had derivative contracts related to cash flow hedges, with a fair value of $(2.1 million) recorded in other accrued expenses at December 30, 2006, and $938,000 recorded in other current assets at December 31, 2005.

The amount recognized as a reduction in cost of sales on cash flow hedges amounted to approximately $21.0 million in 2006 and $4.7 million in both 2005 and 2004. The Company expects that after-tax losses, totaling approximately $1.3 million recorded in accumulated other comprehensive loss at December 30, 2006, related to cash flow hedges, will be recognized in cost of sales within the next twelve months. The Company generally does not hedge anticipated transactions beyond 18 months.

(In thousands)	December 31, 2005					
	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. corporate debt securities	$ 854	$ 96	$ 1,227	$ 122	$ 2,081	$ 218
Obligations of states and political subdivisions	8,383	110	9,765	257	18,148	367
Securities of U.S. Government agencies	4,442	62	7,538	212	11,980	274
Total temporarily impaired securities	$ 13,679	$ 268	$ 18,530	$ 591	$ 32,209	$ 859

NOTE D INCOME TAXES

The Company made income tax payments of $25.9 million in 2006, $22.8 million in 2005, and $21.9 million in 2004. Income tax expense consists of the following:

(In thousands)		2006	2005	2004
Current:	Federal	$ 23,714	$ 16,925	$ 13,056
	State	1,646	3,651	2,968
	Foreign	912	347	669
		26,272	20,923	16,693
Deferred:	Federal	602	2,675	46
	State	728	676	537
		1,330	3,351	583
		$ 27,602	$ 24,274	$ 17,276

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these differences relate primarily to depreciation, certain liabilities and bad debt expense.

The following table reconciles the difference between the Company's effective income tax rate and the federal statutory rate:

	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.7%	4.2%	4.4%
Other	(2.2%)	(3.1%)	(6.4%)
Effective income tax rate	36.5%	36.1%	33.0%

The Company adjusted certain income tax liabilities during 2006, 2005 and 2004 to reflect current exposure. These adjustments amounted to approximately $474,000 in 2006, $403,000 in 2005 and $2.1 million in 2004 and accounted for the reduction in effective income tax rate for each year, respectively. The adjustments are included in "Other" in the above reconciliation.

The principal components of deferred tax assets (liabilities) are as follows:

(In thousands)	December 30, 2006	December 31, 2005
Accrued liabilities	$ 2,916	$ 2,970
Bad debt reserves	472	811
Foreign net operating losses	1,005	1,249
Employee compensation and benefits	461	(916)
Securities valuation	233	317
	5,087	4,431
Valuation allowance	-	(388)
Deferred tax assets	5,087	4,043
Property, plant, equipment and intangibles	(31,215)	(28,276)
Derivative unrealized (gains) losses	827	(366)
Deferred tax liabilities	(30,388)	(28,642)
Net deferred tax liabilities	$ (25,301)	$ (24,599)

Valuation allowance adjusts foreign net operating loss carryforwards to expected future utilization.

The Company has accumulated but undistributed earnings of foreign subsidiaries aggregating approximately $9.7 million at December 30, 2006, that are expected to be indefinitely reinvested in the business. It is not currently practicable to estimate the tax liability that might be payable on the repatriation of these foreign earnings.

NOTE E LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

(In thousands)	Rate at December 30 2006	December 30 2006	December 31 2005
Industrial Development Bonds:			
Due in 2013, variable rate	3.72%	$ 2,025	$ 2,025
Notes payable to banks:			
Due October 25, 2009, variable rate	5.92%	25,000	25,000
Due September 30, 2009, fixed rate	4.63%	15,000	15,000
Due January 31, 2008, variable rate	5.31%	43,000	41,000
Due April 15, 2008, variable rate	6.17%	12,000	12,000
		97,025	95,025
Less current maturities		-	25,000
		$ 97,025	$ 70,025

Certain long-term obligations are collateralized by property, plant and equipment with a net book value of approximately $566,000 at December 30, 2006.

Maturities of long-term obligations for the five-year period ending 2011 are: 2007 - $0; 2008 - $55.0 million; 2009 - $40.0 million; 2010 - $0; 2011 and thereafter - $2.0 million.

Certain long-term obligations require that the Company maintain various financial ratios. These ratios were all met for 2006 and 2005. At December 30, 2006, the Company had outstanding letters of credit totaling $2.3 million that will expire between June 20, 2007, and July 31, 2007. The Company expects to renew these letters of credit prior to expiration.

Interest paid was $5.9 million in 2006, $3.8 million in 2005, and $3.0 million in 2004.

The Company has a credit facility with a bank that provides up to $60.0 million of borrowing capacity. At December 30, 2006, the Company had borrowings of $43.0 million under the facility. Borrowings are secured by all trade accounts receivables. The Company utilizes a wholly owned special purpose entity ("SPE") to securitize the receivables. The SPE has no other purpose other than the securitization and is consolidated in the Company's financial statements.

The Company had lines of credit aggregating $35.0 million available at December 30, 2006, with $12.0 million borrowed under these lines. The Company's $15.0 million line of credit bears interest at LIBOR plus 1.0% and expires April 15, 2008. The Company's $20.0 million line of credit, upon demand. This line bears interest at a rate quoted by the bank on the date of any requested advance.

In February 2007, the Company refinanced all of the notes payable to banks as a part of the acquisition of the Acquired Business as more fully described in Note N - *Subsequent Events.*

NOTE F COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company leases certain computers, buildings, and other equipment under operating lease agreements. Related rental expense was $4.0 million in 2006, $5.2 million in 2005, and $6.1 million in 2004. Future minimum payments for operating leases having non-cancelable lease terms in excess of one year are: 2007 - $4.9 million; 2008 - $4.6 million; 2009 - $4.1 million; 2010 - $2.2 million; 2011 and thereafter - $4.6 million.

On July 21, 2005, the Company entered into a five-year operating lease agreement on a new manufacturing facility in Columbus, Mississippi. At the end of the initial five-year lease term, the Company has the option to extend the lease for up to two successive five-year periods under terms similar to the terms of the original lease or purchase the property at a stated amount that approximates the fair value of the property. The Company has annual operating lease commitments of $1.2 million related to the lease. As part of the lease agreement, the Company is subject to an 82% residual value guarantee at the end of the lease term in the event the value of the property has decreased. The maximum potential liability under the residual value guarantee would be $13.6 million should the property become worthless by the end of the lease term. In accordance with Financial Interpretation ("FIN") 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* the Company has recorded a liability of $393,000 classified in other liabilities, which represents the fair value of the guarantee, based on a probability-weighted calculation of the expected value of the property at the end of the lease term.

Legal Proceedings and Contingent Liabilities

The Company is subject to a number of legal actions arising in the ordinary course of business. Management expects that the ultimate resolution of these actions will not materially affect the Company's financial position, results of operations, or cash flows.

NOTE G SHAREHOLDERS' EQUITY

Shareholder Rights Plan

The Company maintains a shareholder rights plan intended to encourage a potential acquirer to negotiate directly with the Board of Directors. The purpose of the plan is to ensure the best possible treatment for all shareholders. Under the terms of the plan, one Common Stock Purchase Right (a Right) is associated with each outstanding share of common stock. If an acquiring person acquires 20% or more of the Company's common stock then outstanding, the Rights become exercisable and would cause substantial dilution. Effectively, each such Right would entitle its holder (excluding the 20% owner) to purchase shares of Baldor common stock for half of the then current market price, subject to certain restrictions under the plan. A Rights holder is not entitled to any benefits of the Right until it is exercised. The Rights, which expire in May 2008, may be redeemed by the Company at any time prior to someone acquiring 20% or more of the Company's outstanding common stock and in certain events thereafter.

Share Repurchases

Pursuant to the Company's share repurchase plan, the Company repurchased approximately 1.2 million shares for $38.5 million during 2006, including approximately 1.0 million shares from the estate of R.S. Boreham, Jr., former Chairman and Director of the Company, for $31.1 million. During 2005, the Company repurchased approximately 300,000 shares of its common stock for $7.6 million. No shares were repurchased in 2004.

Accumulated Other Comprehensive Income (Loss)

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in shareholders' equity are as follows:

(In thousands)	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Total Accumulated Other Comprehensive Income (Loss)
Balance at January 3, 2004	$ 36	$ 1,480	$ (2,191)	$ (675)
Net change 2004	(157)	136	1,746	1,725
Balance at January 1, 2005	(121)	1,616	(445)	1,050
Net change 2005	(418)	(1,044)	(1,978)	(3,440)
Balance at December 31, 2005	(539)	572	(2,423)	(2,390)
Net change 2006	**539**	**(1,865)**	**2,789**	**1,463**
Balance at December 30, 2006	**$ -**	**$ (1,293)**	**$ 366**	**$ (927)**

NOTE H STOCK PLANS

On April 22, 2006, the Company's shareholders approved the 2006 Equity Incentive Plan. This 2006 Plan authorizes the Company's Board of Directors to grant: (1) stock appreciation rights, (b) restricted stock, (c) performance awards, (d) incentive stock options, (e) nonqualified stock options, and (f) stock units. When the 2006 Plan was adopted, the Company's other stock plans were effectively cancelled and no further awards will be granted from those plans. The 2006 Plan is the only Plan under which awards can now be granted. A summary of the Company's stock plans and summary details about each Plan as of December 30, 2006, follows.

Plan	Shares Authorized	Current Plan Status	Typical Grant Life
1987	2,700,000	Expired in 1997; except for options outstanding	10 years
1990	501,600	Cancelled in 2006; except for options outstanding	6 years
1994	4,000,000	Cancelled in 2006; except for options outstanding	10 years
1996	200,000	Expired in 2001; except for options outstanding	10 years
2001	200,000	Cancelled in 2006; except for options outstanding	10 years
2006	3,000,000	Active	10 years

1990 Plan: Only non-qualified options were granted from this Plan. Options vest and become 50% exercisable at the end of one year and 100% exercisable at the end of two years.

1987 and 1994 Plans: Incentive stock options vest and become fully exercisable with continued employment of six months for officers and three years for non-officers. Restrictions on non-qualified stock options normally lapse after a period of five years or earlier under certain circumstances.

1996 and 2001 Plans: Each non-employee director was granted an annual grant consisting of non-qualified stock options to purchase: (1) 3,240 shares at a price equal to the market value at date of grant, and (2) 2,160 shares at a price equal to 50% of the market value at date of grant. These options immediately vested and became exercisable on the date of grant.

2006 Plan: Awards granted under the 2006 Plan included: incentive stock options, non-qualified stock options, and non-vested stock units. Non-vested stock units were awarded with no exercise price. Other awards permitted under this Plan include: stock appreciation rights, restricted stock, and performance awards. However, no such awards have been granted.

The purpose of granting stock options and non-vested stock units is to encourage ownership in the Company. This provides an incentive for the participants to contribute to the success of the Company and align the interests of the participants with the interests of the shareholders of the Company. Historically, the Company has used newly-issued shares to fulfill stock option exercises.

A summary of option activity under the Plans during 2006 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
				(In thousands)
Year ended December 30, 2006				
Outstanding				
at January 1, 2006	2,496,295	$ 20.89		
Granted	381,991	29.33		
Exercised	(655,127)	18.46		
Expired	(49,933)	22.53		
Cancelled	(169,250)	13.31		
Forfeited	-	-		
Outstanding				
at December 30, 2006	2,003,976	23.89	6.1 years	$ 19,174
Vested or expected to vest				
at December 30, 2006	1,952,275	23.81	6.1 years	$ 18,855
Exercisable				
at December 30, 2006	1,321,020	21.58	5.0 years	$ 15,661

The weighted-average grant-date fair value of options granted was $11.66 in 2006, $7.73 in 2005, and $2.14 in 2004. The total intrinsic value of options exercised was $9.8 million during 2006, $3.8 million during 2005, and $4.8 million during 2004. The total fair value of options vested during 2006 was $1.3 million, during 2005 was $1.7 million, and during 2004 was $747,000.

As of December 30, 2006, there was $449,000 of total unrecognized compensation cost related to non-vested options granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

A summary of non-vested stock unit activity under the Plans during 2006 is presented below:

	Year Ended Dec 30, 2006	
Non-vested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at beginning of period	-	$ -
Granted	74,476	32.64
Vested	(12,285)	33.88
Cancelled	(3,072)	32.54
Forfeited	-	-
Non-vested at ending of period	59,119	32.42

The total fair value of non-vested stock units that vested during 2006 was $416,000.

As of December 30, 2006, there was $1.2 million of total unrecognized compensation cost related to non-vested stock units granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.9 years.

On April 21, 2006, the Company modified certain stock options that were originally granted during the years 2000 through 2005 with an exercise price less than the fair market value of the stock on the original grant date. This modification affected 45 employees. The unexercised options were modified as follows:

a) the exercise price of the remaining options was increased to equal the fair market price at date of the original grant;

b) 2/3 of the original discount was replaced by non-vested stock units valued at fair market price at April 21, 2006, and vesting over a one to four-year time period from the 2006 grant date; and

c) 1/3 of the original discount was replaced by cash that vested immediately, but is payable to the employee over the same one to four-year time period as the non-vested stock units.

The remaining incremental compensation cost to be recognized over the remaining 3 to 37-month time period as a result of these modifications totaled $463,000.

The fair value of options is estimated using a Black-Scholes option pricing formula and is amortized to expense over the options' applicable vesting periods. The variables used in the option pricing formula for each grant are determined at the time of grant as follows: (1) volatility is based on the daily composite closing price of Baldor's stock over a look-back period of time that approximates the expected option life; (2) risk-free interest rates are based on the yield of U.S. Treasury Strips as published in the *Wall Street Journal* on the date of the grant for the expected option life; (3) dividend yields are based on the Company's dividend yield published in the *Wall Street Journal* on the date of the grant; and (4) expected option life represents the period of time the options are expected to be outstanding and is estimated based on historical experience. Assumptions used in the fair-value valuation are periodically monitored and adjusted to reflect current developments.

Listed in the table below are the weighted-average assumptions and the weighted-average remaining contractual life for those options granted in the period indicated.

	Year Ended		
	Dec 30, 2006 Reported	Dec 31, 2005 Pro Forma	Jan 1, 2005 Pro Forma
Volatility	**23.0%**	1.0%	1.4%
Risk-free interest rates	**4.9%**	3.8%	4.0%
Dividend yields	**1.9%**	2.2%	2.3%
Expected option life	**6.0 years**	5.2 years	7.5 years
Remaining contractual life	**7.4 years**	5.7 years	5.2 years

Prior to January 1, 2006, the Company accounted for its stock plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (APB 25), *"Accounting for Stock Issued to Employees,"* and related Interpretations, as permitted by FAS 123, *"Accounting for Stock-Based Compensation."* Stock-based employee compensation cost of $1.3 million, representing the related compensation expense for the non-qualified stock options granted at less than market on the date of grant, was recognized in the Statement of Earnings for 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes compensation costs for: (1) all share-based payments granted but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123; and (2) all share-based payments granted subsequent to adoption based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R).

As a result of adopting FAS 123(R) on January 1, 2006, the Company's income from operations and earnings before income taxes for 2006 were $2.0 million lower, and net earnings were $1.3 million lower, than if the Company had continued to account for stock-based compensation under APB 25. Basic earnings per common share and diluted earnings per common share for 2006 were each $0.04 lower than if the Company had continued to account for share-based compensation under APB 25.

Prior to the adoption of FAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. FAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $2.1 million excess tax benefit classified as a financing cash inflow for the year ended December 30, 2006, would have been classified as an operating cash inflow if the Company had not adopted FAS 123(R).

NOTE I EARNINGS PER SHARE

The table below details earnings per common share for the years indicated:

(In thousands, except share and per share data)	**2006**	2005	2004
Numerator:			
Net earnings	**$ 48,118**	$ 43,021	$ 35,052
Denominator Reconciliation:			
Weighted-average shares – basic	**32,529,172**	33,170,241	32,953,382
Effect of dilutive securities – Stock options and non-vested stock units	**424,455**	557,705	531,879
Weighted-average shares – diluted	**32,953,627**	33,727,946	33,485,261
Earnings per common share – basic	**$ 1.48**	$ 1.30	$ 1.06
Earnings per common share – diluted	**$ 1.46**	$ 1.28	$ 1.05

The total number of anti-dilutive securities excluded from the above calculations was approximately 190,941 at December 30, 2006, and 452,100 at December 31, 2005, and 192,000 at January 1, 2005.

NOTE J FOREIGN OPERATIONS

The Company's foreign operations include both export sales and the results of its foreign affiliates in Europe, Australia, Far East, and Mexico. Consolidated sales, earnings before income taxes, and identifiable assets consist of the following:

(In thousands)	**2006**	2005	2004
Net Sales:			
United States Companies			
Domestic customers	**$ 698,717**	$ 618,476	$ 547,092
Export customers	**61,598**	54,310	46,396
	760,315	672,786	593,488
Foreign Affiliates	**50,965**	48,783	54,707
	$ 811,280	$ 721,569	$ 648,195
Earnings Before Income Taxes:			
United States Companies	**$ 73,100**	$ 65,459	$ 50,217
Foreign Affiliates	**2,620**	1,836	2,111
	$ 75,720	$ 67,295	$ 52,328
Assets:			
United States Companies	**$ 497,960**	$ 486,396	$ 480,865
Foreign Affiliates	**26,022**	20,809	20,695
	$ 523,982	$ 507,205	$ 501,560

NOTE K ACQUISITIONS

On October 11, 2005, the Company acquired the remaining 40% minority interest in its consolidated affiliate Australian Baldor Pty Limited for cash in the amount of $2.4 million. The acquisition has been accounted for as a purchase with resulting goodwill of approximately $258,000. The results of operations for the remaining 40% interest for the year ended January 31, 2005, were not material to the Company's consolidated financial statements. Accordingly, pro forma information has not been presented. As of October 11, 2005, Australian Baldor Pty Limited is a wholly owned subsidiary of the Company.

NOTE L SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (Unaudited)

(In thousands, except per share data)

		Quarter				
		First	Second	Third	Fourth	Total
			(2)		(3)	
2006:	Net sales	**$ 192,314**	**$ 205,607**	**$ 212,905**	**$ 200,454**	**$ 811,280**
	Gross profit	**52,612**	**53,452**	**54,587**	**53,402**	**214,053**
	Net earnings	**11,367**	**12,397**	**12,182**	**12,172**	**48,118**
	Net earnings per common share – basic	**0.34**	**0.38**	**0.38**	**0.38**	**1.48**
	Net earnings per common share – diluted	**0.34**	**0.38**	**0.37**	**0.37**	**1.46**
2005:	Net sales	$ 170,596	$ 178,292	$ 190,019	$ 182,662	$ 721,569
	Gross profit	43,773	45,894	49,826	50,661	190,154
	(1) Net earnings	9,022	9,712	11,161	13,127	43,021
	Net earnings per common share – basic	0.27	0.29	0.34	0.40	1.30
	Net earnings per common share – diluted	0.27	0.29	0.33	0.39	1.28

(1) The sum of the quarter amounts does not agree to the total due to rounding.

(2) Second quarter 2005 includes self-insurance liability adjustments of $(775,000), net of tax.

(3) Fourth quarter 2005 includes income tax adjustments of $(353,000) and self-insurance liability adjustments of $(1.3) million, net of tax.

NOTE M RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes – an Interpretation of FAS 109."* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." Among other items, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company is required to adopt FIN 48 for fiscal year 2007 and management does not expect adoption to have a significant impact on the Company's financial results.

In September 2006, the FASB issued FAS 157, *"Fair Value Measurements."* FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The Company is required to adopt FAS 157 for fiscal year 2008 and management is currently evaluating what impact, if any, FAS 157 will have on the financial results.

In February 2007, the FASB issued FAS 159, *"The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115."* FAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value, and expands the use of fair value measurement in order to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective beginning with the Company's fiscal year 2008 and management is currently evaluating what impact, if any, FAS 159 will have on the financial results.

NOTE N SUBSEQUENT EVENTS (Unaudited)

On January 31, 2007, Baldor acquired all of the equity interest in the Acquired Business from Rockwell Automation, Inc. The Acquired Business is a leading manufacturer of industrial electric motors and mechanical power transmission products. The combination will extend Baldor's product offerings, provide a manufacturing base in China for the Asian markets, increase manufacturing capabilities and flexibility, and strengthen Baldor's management team. The results of the Acquired Business's operations will be included in the consolidated financial statements beginning February 1, 2007.

The aggregate purchase price was approximately $1.8 billion including $1.75 billion cash and common stock valued at approximately $0.05 billion. The value of approximately 1.6 million common shares issued to Rockwell was based on the closing sale price per share of Baldor common stock on the NYSE on January 31, 2007, the date the acquisition was completed. The cash portion of the aggregate purchase price was funded with proceeds from the public issuance of approximately 11.7 million shares of Baldor common stock at a price of $34.0 per share, proceeds from the issuance of $550 million principal amount of 8.625% senior notes due 2017, and borrowings under a new $1.2 billion senior secured credit facility. At February 27, 2007, borrowings under the senior secured credit facility amounted to $955.0 million.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing the valuation of tangible and intangible assets acquired. Accordingly, the final allocation of the purchase price could differ materially from the current estimates. Additionally, the Company has not completed its determination of reporting units.

(In millions)		
Current assets		$ 328
Property, Plant and Equipment		300
Intangible assets not subject to amortization - trade names		405
Intangible assets subject to amortization		
(twenty-two year weighted-average useful life):		
Customer relationships		
(twenty-eight year weighted-average useful life)	$ 275	
Technology		
(fourteen year weighted-average useful life)	110	385
Other assets		14
Goodwill		891
Total assets acquired		2,323
Current liabilities		117
Other liabilities		70
Deferred taxes		325
Total liabilities assumed		512
Net assets acquired		$ 1,811

The $891.0 million of goodwill is not expected to be deductible for tax purposes.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors Baldor Electric Company and Affiliates

We have audited the accompanying consolidated balance sheets of Baldor Electric Company and Affiliates as of December 30, 2006, and December 31, 2005, and the related consolidated statements of earnings, cash flows, and shareholders' equity for each of the three years in the period ended December 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Baldor Electric Company and Affiliates at December 30, 2006, and December 31, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes A and H to the Consolidated Financial Statements, in 2006 the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R, *Share Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Baldor Electric Company and Affiliates' internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion thereon.

Tulsa, Oklahoma
February 27, 2007

Ernst + Young LLP

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors Baldor Electric Company and Affiliates

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Baldor Electric Company and Affiliates maintained effective internal control over financial reporting as of December 30, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Baldor Electric Company and Affiliates' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Baldor Electric Company and Affiliates maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Baldor Electric Company and Affiliates maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Baldor Electric Company and Affiliates as of December 30, 2006, and December 31, 2005, and the related consolidated statements of earnings, cash flows and shareholders' equity for each of the three years in the period ended December 30, 2006, and our report dated February 27, 2007 expresses an unqualified opinion thereon.

Tulsa, Oklahoma
February 27, 2007

Ernst + Young LLP

Report of Management on Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with accounting standards generally accepted in the United States, applying informed judgments and estimates where appropriate.

The Audit Committee of the Board of Directors is composed solely of outside directors and is responsible for recommending to the Board the independent registered public accounting firm to be retained for the coming year. The Audit Committee meets regularly with the independent registered public accounting firm, with the Director of Audit Services, as well as with Baldor management, to review accounting, auditing, internal accounting controls, and financial reporting matters. The independent registered public accounting firm, Ernst & Young LLP, and the Director of Audit Services have direct access to the Audit Committee without the presence of management to discuss the results of their audits.



JOHN A. MCFARLAND
Chairman and
Chief Executive Officer



RONALD E. TUCKER
President, Chief
Operating Officer, Chief
Financial Officer and
Secretary

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). We maintain a system of internal controls that provide reasonable assurance that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States and that assets are safeguarded from unauthorized use or disposition.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, assessment of the design effectiveness of the controls, testing of the operating effectiveness of controls, and a conclusion on this assessment. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our assessment, we have concluded that our internal control over financial reporting was effective as of December 30, 2006. Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting, which is included in this report.



JOHN A. MCFARLAND
Chairman and
Chief Executive Officer



RONALD E. TUCKER
President, Chief
Operating Officer, Chief
Financial Officer and
Secretary

Board of Directors

John A. McFarland
Chairman and Chief Executive Officer

Jefferson W. Asher, Jr.
Independent Management Consultant
Director of Hulaw Corporation
Director of Webtigo

Merlin J. Augustine, Jr.
Assistant Vice Chancellor of Finance and Administration and Director of Customer Relations at the University of Arkansas in Fayetteville

Richard E. Jaudes
Partner at Thompson Coburn LLP, Attorneys at Law

Jean A. Mauldin
Chief Financial Officer of Merial, Ltd.
Former President of Phelphs Dodge Wire and Cable

Robert J. Messey
Senior Vice President and Chief Financial Officer of Arch Coal, Inc.
Director of Stereotaxis, Inc. (STXS)

Robert L. Proost
Financial Consultant and Lawyer
Former Corporate Vice President, Chief Financial Officer, & Director of Administration of A. G. Edwards & Sons, Inc.

R. L. Qualls
Independent Business and Financial Consultant
Director of Bank of the Ozarks, Inc.
Former CEO of Baldor Electric Company

Barry K. Rogstad
Independent Business Consultant
Former President of American Business Conference

Officers

John A. McFarland
Chairman and Chief Executive Officer

Ronald E. Tucker
President, Chief Operating Officer, Chief Financial Officer and Secretary

Randall P. Breaux
Vice President - Marketing

Roger V. Bullock
Vice President - Drives

Michael A. Cinquemani
Executive Vice President - Dodge and International

Randy L. Colip
Executive Vice President - Sales

William C. Fowler
Vice President - Information Services (Reliance and Dodge)

Terry M. Fulmer
Vice President - Manufacturing Reliance

Jason W. Green
Vice President - Human Resources

Gene J. Hagedorn
Executive Vice President - Materials

Tracy L. Long
Vice President - Investor Relations and Assistant Secretary

Thomas A. Mascari
Vice President - Business Integration

Robert S. Nemecek
Vice President - Sales (Dodge)

Richard J. Payton
Vice President - Sales (Baldor and Reliance)

William P. Pizzichil
Vice President - Engineering (Reliance and Dodge)

L. Edward Ralston
Executive Vice President - Business Integration

William K. Ramsbey
Vice President - Manufacturing (Dodge)

Amy Schawan-Burdick
Vice President - Materials

Mark L. Shackelford
Vice President - Information Services

Ronald W. Thurman
Vice President - Engineering

Randal G. Waltman
Executive Vice President - Operations

Marvin M. Ward
Vice President - Human Resources (Reliance and Dodge)

Political Contributions

Baldor did not make any political contributions or reimburse any of its officers for political contributions during the years 2004, 2005 and 2006.

Shareholder Information

Dividends Paid

Baldor's annual dividend rate for 2006 increased 8% percent over the 2005 rate. There have been four dividend increases in the last five years and nine increases in the last 10 years. The terms of our new senior secured credit facility and the indenture for the senior notes may limit our ability to increase dividends to the holders of our common stock in the future.

	2006	2005	2004
1st quarter	**$ 0.16**	$ 0.15	$ 0.14
2nd quarter	**0.17**	0.15	0.14
3rd quarter	**0.17**	0.16	0.14
4th quarter	**0.17**	0.16	0.15
Year	**$ 0.67**	$ 0.62	$ 0.57

Common Stock Price Range

As reported by the NYSE, the high and low composite sale prices per share for Baldor's common stock for each quarterly period during the past two fiscal years is listed below.

	2006		2005	
	HIGH	LOW	HIGH	LOW
1st quarter	**$ 34.03**	**$ 25.10**	$ 28.35	$ 25.18
2nd quarter	**35.15**	**27.25**	26.63	23.81
3rd quarter	**31.66**	**28.12**	26.47	22.70
4th quarter	**35.90**	**30.11**	27.02	23.19

Shareholders

At December 30, 2006, there were 2,013 shareholders of record.

Shareholders' Annual Meeting

The Company's Annual Meeting of Shareholders will be held at 10:30 a.m. local time, Saturday, May 19, 2007, at the Fort Smith Convention Center in Fort Smith, Arkansas.

Independent Registered Public Accounting Firm
Ernst & Young LLP
1700 One Williams Center
Tulsa, Oklahoma 74172

General Counsel
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101

Certifications
The Company has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

Corporate Documents
Baldor's Form 10-K is filed with the Securities and Exchange Commission and the NYSE. Copies of the Form 10-K, Code of Ethics for Certain Executives, and certain other corporate governance documents are available, without charge, by submitting a written request to Baldor's Investor Relations Department. These documents can also be viewed at Baldor's corporate website. Please refer to the contact information under "Investor Information."

Ticker
Baldor's common stock trades on the New York Stock Exchange (NYSE) with the ticker symbol BEZ.

Shareholder Information
To request additional copies of the Annual Report to Shareholders, or other materials and information about Baldor Electric Company, please contact us at:
Attn: Investor Relations
Baldor Electric Company
P. O. Box 2400
Fort Smith, Arkansas 72902
Phone: (479) 646-4711
Fax: (479) 648-5752
Internet: www.baldor.com

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
17 Battery Place - Floor 8
New York, New York 10004
Toll-free: (800) 509-5586
Phone: (212) 509-4000
Fax: (212) 509-5150
Internet:
www.continentalstock.com


PRINTED WITH SOY INK

This annual report is printed on recycled paper using soy-based inks.


BALDOR
BALDOR · DODGE · RELIANCE

Baldor Electric Company

P.O. Box 2400
Fort Smith, Arkansas 72902
www.baldor.com

END